June 22, 2007
To All Shareholders:
                                                     President Katsuaki Watanabe
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

 Notice of Resolutions Adopted at FY2007 Ordinary General Shareholders' Meeting
      (Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)
        English translation from the original Japanese-language document

Dear Shareholder,

The reports made and resolutions adopted at the FY2007 Ordinary General Shareholders' Meeting today are as follows:


Reports:
     Reports on business review, unconsolidated and consolidated financial statements for the FY2007 term (April 1, 2006 through March 31, 2007) and report by accounting auditor and the board of corporate auditors on the audit results of the consolidated financial statements.

     Details pertaining to the above were reported.

Resolutions:
     Proposed Resolution 1:   Distribution of Dividends from Surplus

                              Payment of a year-end dividend of 70 yen per share was approved as proposed.

                              The total amount of the annual dividends for the fiscal year ended March 31, 2007 will be 120 yen per share combined with the interim dividend.

     Proposed Resolution 2:   Election of 30 Directors

                              Approved as proposed. The following 30 persons were elected and have taken up their positions as directors:
                              Fujio Cho, Katsuhiro Nakagawa, Katsuaki Watanabe, Tokuichi Uranishi, Kazuo Okamoto, Kyoji Sasazu, Mitsuo Kinoshita, Takeshi Uchiyamada, Masatami Takimoto, Akio Toyoda, Yukitoshi Funo, Takeshi Suzuki, Atsushi Niimi, Hiroshi Takada, Teiji Tachibana, Shinichi Sasaki, Akira Okabe, Yoichiro Ichimaru, Shoji Ikawa, Shoichiro Toyoda, Hiroshi Okuda, Koichi Ina, Takeshi Yoshida, Shinzo Kobuki, Akira Sasaki, Hiroshi Kawakami, Tadashi Arashima, Mamoru Furuhashi, Satoshi Ozawa and James E. Press.

     Proposed Resolution 3:   Election of 4 Corporate Auditors

                              Approved as proposed. The following 4 persons were elected and have taken up their positions as corporate auditors:
                              Chiaki Yamaguchi, Yoichi Kaya, Kunihiro Matsuo and Yoshikazu Amano.
                              Mr. Yoichi Kaya and Mr. Kunihiro Matsuo satisfy the qualifications of outside corporate auditors as provided in Article 2 Paragraph 16 of the Corporation Act of Japan.

     Proposed Resolution 4:   Election of Accounting Auditor

                              Approved as proposed. PricewaterhouseCoopers
                              Aarata was elected and has taken up its position as accounting auditor.


     Proposed Resolution 5:   Issue of Stock Acquisition Rights without
                              Consideration to Directors, Managing Officers and
                              Employees, etc. of Toyota Motor Corporation and its Affiliates

                              Approved as proposed. Pursuant to Articles 236, 238 and 239 of the Corporation Act, Stock Acquisition Rights shall be granted without consideration, for the purpose of granting stock options, to directors, managing officers and employees, etc. of Toyota Motor Corporation ("TMC") and its affiliates, and the terms and conditions of such grants shall be determined by the Board of Directors.

                              Stock acquisition rights granted to TMC directors without consideration constitute non-monetary compensation of indeterminate value to directors. The method of calculating the value of Stock Acquisition Rights allotted to the board as remuneration, etc. was also approved.

     Proposed Resolution 6:   Acquisition of Own Shares

                              Approved as proposed. In order to improve capital efficiency and to implement flexible capital policies tailored to the business environment, the right was obtained to acquire shares of TMC common stock up to a maximum of 30 million shares and to a maximum value of 250 billion yen, pursuant to the provisions of Article 156 of the Corporation Act, during the one-year period from the day after the conclusion of this Ordinary General Shareholders' Meeting.

     Proposed Resolution 7:   Award of Bonus Payments to Retiring Corporate
                              Auditors

                              Approved as proposed. Bonuses shall be paid to the 2 retiring Corporate Auditors, Hideaki Miyahara and Yasutaka Okamura, for their dedicated efforts in the past. Actual amounts, timing and method of payment, etc., shall be determined in accordance with TMC's standards by the Board of Corporate Auditors.

     Proposed Resolution 8:   Payment of Executive Bonuses

                              Payment of executive bonuses of a total amount of 970,500,000 yen (912,000,000 yen for Directors and
                              58,500,000 yen for Corporate Auditors) was approved as proposed.

At the Board of Directors meeting held today after the conclusion of the Ordinary General Shareholders' Meeting, 30 persons were elected as directors with special titles and took up their respective positions.

Chairman of the Board Fujio Cho, Vice Chairman Katsuhiro Nakagawa, President Katsuaki Watanabe, Executive Vice Presidents Tokuichi Uranishi, Kazuo Okamoto, Kyoji Sasazu, Mitsuo Kinoshita, Takeshi Uchiyamada, Masatami Takimoto, and Akio Toyoda were elected and assumed their positions as representative directors.

In addition, at the conclusion of today's Ordinary General Shareholders' Meeting, a Board of Directors meeting was held where 47 managing officers were also elected and took up their respective positions.

The new directors are as follows:

Chairman of the Board      Fujio Cho            Senior Managing Director      Koichi Ina
Vice Chairman              Katsuhiro Nakagawa   Senior Managing Director      Takeshi Yoshida
President                  Katsuaki Watanabe    Senior Managing Director      Shinzo Kobuki
Executive Vice President   Tokuichi Uranishi    Senior Managing Director      Akira Sasaki
Executive Vice President   Kazuo Okamoto        Senior Managing Director      Hiroshi Kawakami
Executive Vice President   Kyoji Sasazu         Senior Managing Director      Tadashi Arashima
Executive Vice President   Mitsuo Kinoshita     Senior Managing Director      Mamoru Furuhashi
Executive Vice President   Takeshi Uchiyamada   Senior Managing Director      Satoshi Ozawa
Executive Vice President   Masatami Takimoto    Senior Managing Director      James E. Press
Executive Vice President   Akio Toyoda          Honorary Chairman             Shoichiro Toyoda
Senior Managing Director   Yukitoshi Funo       Senior Advisor                Hiroshi Okuda
Senior Managing Director   Takeshi Suzuki       Full-time Corporate Auditor   Yoshikazu Amano
Senior Managing Director   Atsushi Niimi        Full-time Corporate Auditor   Chiaki Yamaguchi
Senior Managing Director   Hiroshi Takada       Full-time Corporate Auditor   Masaki Nakatsugawa
Senior Managing Director   Teiji Tachibana      Corporate Auditor             Yoichi Kaya
Senior Managing Director   Shinichi Sasaki      Corporate Auditor             Yoichi Morishita
Senior Managing Director   Akira Okabe          Corporate Auditor             Akishige Okada
Senior Managing Director   Yoichiro Ichimaru    Corporate Auditor             Kunihiro Matsuo
Senior Managing Director   Shoji Ikawa

Managing Officers

Iwao Nihashi               Senta Morioka        Masanao Tomozoe               Shigeki Suzuki
Seiichi Sudo               Hironobu Inoue       Katsunori Itasaka             Katsutada Masumoto
Yasuhiko Ichihashi         Kazuhiko Takarada    Tokuyuki Takahashi            Yasushi Kohara
Tadashi Yamashina          Masayuki Nakai       Real C. Tanguay               Shigeru Hayakawa
Takashi Hata               Toshiki Hayama       Ryoichi Sasaki                Hisayuki Inoue
Wahei Hirai                Takahiro Iwase       Seiho Kawakami                Hiroji Onishi
Tatehito Ueda              Akihito Tsuji        Yasuhiko Yokoi                Keiji Masui
Takashi Shigematsu         Yoshihiko Masuda     Takahiro Fujioka              Kenji Miura
Yuzo Ushiyama              Nobuo Kobayashi      Masanobu Kawase               Kiyotaka Ise
Takahiko Ijichi            Yoshimasa Ishii      Yukio Nishikawa               Katsuyuki Miyabayashi
Toshio Furutani            Tatsuya Kaneko       Hirofumi Muta                 Didier Leroy
Tetsuo Agata               Takeshi Shirane      Thierry Dombreval